Arkadia International

5348 Vegas Drive, # 1107 Las Vegas, Nevada 89108

619-507-5806

Email: info@arkadiainternational.com

September 2, 2013

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

To the Attention of: Ms. Susan Block, Mr. Donald E. Field

Re: Arkadia International

Registration Statement on Form S-1

Filed July 22, 2013

File No. 333-190067

Dear Ms. Block and Mr. Field

Arkadia International. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated August 16, 2013 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on July 22, 2013.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1.Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Our response: We do not have any written materials or research reports about us that were published or distributed.

2.Please revise the prospectus to include the information required by Item 404 of Regulation S-K.

Our response: On page 27 of the redlined Form S-1, the Company has disclosed the offer and sale of 3,475,050 to each of its officers and directors.

3.Provide a currently dated consent from the independent registered public accounting firm in the amendment. In this regard, we note that Exhibit 23.1, as filed, refers to an audit report dated June 15, 2013, but the audit report on page F-1 is dated July 15, 2013. Please revise.

Our response: Consent from the independent registered public accounting firm as an Exhibits 23.1 with correct date is filed.

Registration Statement Cover Page

4.There does not appear to be a footnote 3 below the Calculation of Registration Fee table to correspond to the footnote reference in the table. Please remove the footnote reference or revise the footnotes to the table as applicable.

Our response: We removed the footnote 3.

Prospectus Cover Page

5.The introductory paragraph above “Subject to Completion, Dated July __, 2013” repeats information found in the last paragraph. Please revise to remove redundant information from the prospectus cover page.

Our response: We removed the repeat second paragraph.

6.We note that the prospectus cover page discloses two different offering prices for the common stock being offered by the selling shareholders. In this regard, we note that the first and third paragraphs disclose prices of $0.25 and $0.10 per share, respectively. Please revise to reconcile the offering price of the common stock being registered pursuant to this registration statement. Refer to Item 501(b)(3) of Regulation S-K. We also note that the registration fee table indicates $0.25 per share. Please reconcile for consistency.

Our response: The Company has changed the text “$0.10” on the prospectus cover page to “$0.25”.

Table of Contents, page 2

7. Please revise the table of contents to accurately reflect the sections that are included in the registration statement. We note that “Transactions with Related Persons, Promoters and Certain Control Persons” and “Market for Common Equity and Related Stockholder Matters” are listed in the table of contents but are not present in the filing. Please revise the table of contents or the filing, as applicable.

Our response: We included information regarding “Transactions With Related Persons, Promoters and Certain Control Persons” in to the filing,

P # 27.

Also we deleted phrase “Market for Common Equity and Related Stockholder Matters “from the table of contents.

Prospectus Summary, page 3

Our Business, page 3

8.Please revise to briefly provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as the steps noted in the second paragraph, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

Our response: On pages 3 and 4, the Company has made disclosures regarding it activities to date as well as future activities.

9.Refer to the fifth paragraph. Please revise the first sentence to disclose your net loss for the referenced period. Please also revise the second sentence to clarify, for the referenced period, that you had $179,776 of total costs of goods and $79,814 of total operating expenses.

Our response: We revised first and second sentence, P#3

10.We note your disclosure in the fifth paragraph that you are going to generate material operating revenues and receive additional equity funding.” This disclosure appears inconsistent with the remainder of the disclosure in this paragraph. Please reconcile.

Our response: We deleted sentence “We going to generate material operating revenues and receive additional equity funding “ from the fifth paragraph.

11.Please revise the fifth paragraph to disclose your cash on hand as of the most recent practicable date and please update that disclosure with any subsequent amendment, as practicable.

Our response: The Company has disclosed its current cash position as of August 31, 2013, on page 4.

Financial Summary, page 4

Statement of Operations Data, page 5

12.We note that the line item descriptions in this section do not match those used in your audited financial statements. Please reconcile or advise. Please also revise to clearly disclose your total costs of goods, total operating expenses and net loss.

Our response: We revised line item descriptions about Financial Summary P #4 and Statement of Operations Data, P# 5

Risk Factors, page 6

We are an early stage export-import company, page 6

13.Please revise the second sentence to disclose your net loss for the referenced period.

Our response: We revised second sentence.

Because we will be operating our export-import business on a big competition, page 6

14.It is unclear to us what risk this subheading is trying to convey with the reference to “a big competition.” Please clarify. Also the subheading does not seem to go with the risk described below it. Please revise.

Our response: Almost every big city in Russia and other country has car dealer station to sell new or used cars and parts. Their costs and the expenses are lower than our, therefore we indicated this situation as a big competition. Also some people prefer see cars and buy in the same day. Our business suggests prepaying upfront and wait until car will be delivered. We have a risk to loss of buyer.

Events beyond our control may negatively effect, page 7

15.More than one risk appears to be described below this risk factor subheading and the subheading appears too general. Please revise to include individual subheadings, along with risk factor disclosure, for each of the risks described.

Our response: We provided individual description for each type of risk. P#7

16.In this regard, please provide a separate risk factor to discuss any risks you face with export and import laws or fees and any limitations on volume of exporting and importing you may face, as applicable.

Our response: It is not predictable when Russian government increases duties on imported cars to protect their car manufactures. It may also be age restrictions - in other words, for example to import cars older than 10 years will be illegally.

Our management has control of our common stock, page 7

17.We note your disclosure in this risk factor that Mr. and Mrs. Sheckhtman control 46% of your voting stock. We also note your disclosure in the Security Ownership of Certain Beneficial Owners and Management section on page 30 that such individuals collectively own 92.66% of your outstanding common stock. Please reconcile the percentage ownership disclosed in this risk factor.

Our response: We provided corrections and change 46% to 92,66%

Selling Security Holders, page 13

18.In the third paragraph, we note the disclosure that you sold to 39 investors from February to June 2013. The following paragraph indicates that the shares were acquired in April 2013. We further note that the disclosure under “Recent Sales of Unregistered Shares,” at page II-1 appears to indicate most of these selling shareholder shares were sold on May 1, 2013. Please revise throughout for consistency or advise.

Our response: We revised this sentences and change April to (from February 21, 2013 to June 30) P#13

19.Refer to footnotes 5, 6, 14 and 15. The family relationships disclosed in these footnotes appear inherently inconsistent. Please revise as applicable.

Our response: We corrected the family relationships in footnotes 5, 6, 14 and 15.

Description of Securities, page 16

Common Stock, page 16

20.We note your disclosure in the last paragraph that investors should refer to “the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of your securities.” Such a qualification is inappropriate unless you file the applicable provisions of Nevada law as exhibits to the registration statement. Please revise accordingly.

Our response: On page 19 of the redlined Form S-1, the Company has removed the sentence “Please refer to our Company’s Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of our securities.”

Description of Business, page 16

21.Throughout this section, you refer to your third-party suppliers or service providers as “customers” or “clients.” The use of the terms customers or clients insinuates that these third parties are paying you for your products or services when that does not appear to be the case. Please revise this section to clearly differentiate between your customers and third-party suppliers or service providers. For example and without limitation, refer to the Our Domestic Customers section on page 18.

Our response: We changed phrase: Our Domestic Customers - to: Our Domestic business service providers. P#18, also we made necessary changes in a text for separation customers and service providers.

22.Please revise this section to describe in greater detail your business and current operations. In this regard, we note your business and current operations appear to be focused on (i) sales of automobiles, automobile parts and other goods and (ii) the arrangement of shipping and logistical services. Please revise to describe in greater detail each principle product or service and your current business and operations within each principle area. Please include enough detail so that investors can clearly understand the nature and scope of your products and services. Please also revise to describe in greater detail how you generate revenues in each principle area. In this regard, please revise the fourth and fifth paragraphs of this section, the Our Services section on page 17 and the Our Foreign Customers and Pricing sections on page 18 accordingly.

Our response: We revised and cleared information on pages 16,17,18

23.Please refer to the fourth paragraph. We note that the disclosure in this paragraph appears anticipatory in nature. Please revise this paragraph to clearly differentiate between activities you have conducted to date, activities you are in the process of conducting and those that will be done in the future. Please also revise to clarify if you sell products, such as automobiles, automobile parts and other goods, in the open market. To the extent that you act solely as an intermediary, please revise to disclose that fact and briefly disclose the terms and conditions, which govern a typical customer arrangement.

Our response: We have revised fourth paragraph to clearly differentiate between activities. Also we indicate that we are not selling cars in the open market - only by request, because we work as intermediary company.

Activities we have conducted to date descriptions on page 17 under Our Services to Date.

Activities we are in the process of conducting consist of build the referral’s client’s structure who can recommend us for other person. Typically people use car around 4-5 years and then looking for other vehicle. We hope our clients will give us more happy costumers.

Activities will be done in the future depends how big and wide the costumer chain we will build for order cars from us. We are not sell cars in the open market - only by request because we work as intermediary company.

24.Please refer to the seventh paragraph and the summary of the agreements you have entered into through June 2013. We note that the summary descriptions of certain agreements do not align with the agreement descriptions provided in the Material Agreements section on page 22. Please reconcile. We also note that the Material Agreements section on page 22 does not summarize your agreement with General Container Line. Please revise accordingly.

Our response: We provided necessary correction on the seventh paragraph and the summary of the agreements.

We add agreement with General Container Line under the Material Agreements section.

Our Services, page 17

25.You state here that you offer “next” services to your customers and “sale cars.” Please proofread throughout for readability. These are only examples. There appear to be typographical errors like this in various places throughout the document, which impacts readability.

Our response: On page 17 of the redlined Form S-1, the Company has revised its description of services.

26.Please clarify what you mean by “other necessary stuff.” For instance, is this limited to stuff incidental to the cars you sell or are you referring to other categories of goods?

Similarly revise under “Our Foreign Customers,” at page 18 in regards to the reference to purchase “stuff” and at page 24 under “General discussion,” the reference to “as well as other products agreed by the parties.” To the extent you discuss additional products you might sell, discuss time frames and the necessary steps involved before being able to offer additional products, under “Plan of Operations,” at page 25. Also see our comment below, under Plan of Operations, for additional guidance.

Our response: We deleted phrase “ other necessary stuff ” and focused on the auto industry products. We revised information in “Our Foreign Customers,” at page 18, page 24 under “General discussion” and “Plan of Operations,” at page 25

Our Services to Date, page 17

27.We note your disclosure in the first paragraph that you “made business with Mysnikova Irina, Tkachenko Dmitry, Permyakov Denis, General Container Line, JK auto sales.”

Please revise to clarify the nature and scope of products and services provided to each customer or by each third-party supplier or service provider. For instance, please clarify the number of orders fulfilled, the contents of the orders, number of overseas shipments and the associated revenue and expenses earned or incurred with respect to each customer or third-party supplier or service provider as applicable or advise.

Our response: We revised to clarified Our Services to Date, page 17

28.In the second paragraph, please clarify the end of the sentence to indicate where you ultimately shipped the goods to. The last sentence says from multiple locations “before shipping.”

Our response: We buy cars in multiple locations in different cities. Technically if car was sold in the East coast we use NJ port for shipment and LA port if car was sold in the West coast.

The shipment consisted of delivery of new and used cars from multiple locations in the United States to Los Angeles or NJ ports before shipping. Final destination was city Vladivostok Russia.

Our Foreign Customers, page 18

29.We note that the first and second paragraphs contain duplicate disclosure. Please revise to remove redundant information from this section.

Our response: The duplicate paragraph is deleted

Pricing, page 18

30.We note that the pricing discussion in this section appears limited to fees related to the arrangement of shipping and logistical services. We also note your disclosures in the Material Agreements section on page 22 that your contractual customer arrangements provide that you will “find, buy and deliver items specified by [x]” and in exchange you will receive a fee of “no more than a 10% mark-up.” Please revise this section to clearly describe the fees that you generate from your services. Please also reconcile the disclosures in this section with the disclosures contained in the Material Agreements section on page 22. Similarly, please reconcile, as appropriate, with the disclosure under

“Because we will be operating our export-import,” at page 6, that seems to indicate in that risk factor that your fees are derived only through contracting for transportation services.

Our response: We revised and clarified Material Agreements on P#22,23 and page 6.

31.Please delete the pictures provided on pages 18 through 21. In this regard, we note that you do not provide shipping and logistical and that such services are contracted out to third-party service providers. As this is an offering of your securities, the included pictures or graphics should be limited to your products and services.

Our response: Pictures were deleted.

Material Agreements, page 22

32.We note that both Exhibits 10.2 and 10.4 are dated March 27, 2013. Please reconcile with the disclosures in this section.

Our response: We corrected dates.

Management’s Discussion and Analysis of Financial Condition, page 24

Overview, page 24

33.Please expand your disclosure to explain why you do not expect to generate material revenues, if ever, until the end of 2013. Also, explain how you were able to generate $183,445 of revenue in April, and why you generated substantially less revenue in May and June.

Our response: We deleted sentence were we said about material revenues (we do not expect to generate material revenues, if ever, until the end of 2013)

We are an early stage development business with limited revenue generating options .We are currently focused on expanding our network of new clients, shipping companies and transportation services providers.

We are not a conveyer to buy and sell cars. We are working with individual buyers and in April we had more orders than in May and June.

Results of operation, page 24

34.Please revise your discussion of operating results to include a robust discussion of the qualitative and quantitative factors impacting both revenue and expenses.

Our response: We revised paragraph “Results of operation” and provided more details. Factors which may impacting on revenue and expenses were described on P# 7 (Events beyond our control may negatively affect our potential revenues and profitability)

Plan of Operations, page 25

35.To the extent that you discuss future business plans, and plan of operations, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please make that clear.

Our response: On page 24, 25 and 26, the Company has revised its plan of operation to disclose the costs with each phase of its plan.

Report to Shareholders, page 27

36.We note the reference to 7.33% shareholders in this section and to 8% shareholders in the second risk factor on page 10. We also note that Section 16 of the Securities Exchange Act of 1934 applies to shareholders who directly or indirectly beneficially own more than 10% of a company’s securities, which are registered pursuant to Section 12 of the Exchange Act. Please revise this section and the referenced risk factor as applicable or advise.

Our response: We provide changes from 8% to 7.33%

On page 27, the Company has revised is disclosure to state that Section 16 applied to 10% or more stockholders.

Executive Compensation, page 31

Summary Compensation Table, page 31

37.We note that you awarded Mr. and Mrs. Shekhtman certain stock awards in 2013 and that you have presented such amounts in the “All Other Compensation” column. Please move such amounts to the “Stock Awards” column and revise to clarify that such amounts have been calculated based upon the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. Please also revise to include a footnote disclosing all assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to your financial statements, or to a discussion in your Management’s Discussion and Analysis. Refer to Item 402(n)(2)(v) of Regulation S-K and Instruction 1 thereto.

Our response: We moved right numbers under Stock Awards on page 31, the Company has added a footnote number one, disclosing information in response to this comment.

Report of Independent Registered Public Accounting Firm; page F-1

38.Please file a revised audit report that refers to the period from February 21, 2013 (inception) to June 30, 2013, rather than the year ended June 30, 2013. Also, please tell the factors related to your business that enabled your auditors to avoid the conclusion that substantial doubt exists about your ability to continue as a going concern.

Our response: Audit report is revised and included in to the S1-A.

Notes to Financial Statements

Note 1 – Description of Business, page F-6

39.Please provide us with the documentation that supports your assertions that (i) the US dollar is at an all-time valuation low, (ii) export businesses have thrived, and (iii) overseas suppliers can purchase substantial inventories at relatively low prices.

Our response: We deleted next phrase:

With the US dollar at an all time valuation low, export businesses have thrived as overseas suppliers can purchase substantial inventories at relatively low prices.

We want to draw your attention that we are based on the following:

US $ quotation with respect EURO 1 : 0.75

European cars cost in US low than in Europe.

Also cars made in Japan or Korea for US costumers cost low than for Russia or Europe.

40.We note your assertion that, as a development stage entity, you have generated limited revenue through June 30, 2013. A development stage entity is defined in ASC 915-10-20 as an entity devoting substantially all of its effort to establishing a new business and for which either of the following conditions exists:

Planned principal operations have not commenced.

Planned principal operations have commenced, but there has been no significant revenue therefrom.

In light of the $211,540 of revenue that you generated for the period from February 21, 2013 (inception) to June 30, 2013, please tell us how you reached the conclusion that you are a development stage entity.

Our response: The Company is a development stage company as defined by section 915-10-20 of the FASB Accounting Standards Codification. The Company is still devoting substantially all of its efforts on establishing the business and, therefore, still qualifies as a development stage company. All losses accumulated since inception has been considered as part of the Company's development stage activities.

Note 2 - Summary of Significant Accounting Policies, page F-6

41.The last sentence on page F-6 refers to valuation policies described in the next section. This sentence appears out of context and unrelated to your business. Please revise, as appropriate.

Our response: This sentence on page F-6 was deleted.

Revenue recognition

42.On the bottom of page 18, you state that your business generates revenue from mark-up fees, fixed fees and freight fees. As such, please revise your filing to include a revenue recognition policy that is specific to your business and provides more details regarding the aforementioned three sources of fee income.

Our response: We added specific information on P#18 about how we generate revenue for the period from inception to June 30, 2013.

Recent Sales of Unregistered Securities, page II-1

43.Please reconcile the disclosure in this section with the disclosure in the Selling Security Holders section on page 13. In this regard, we note that for certain selling shareholders you are listing additional securities transactions in this section. For example, refer to the transactions for Oleg Podlipnyy, Denis Razdorozhnyu and Aleksei Anismov.

Our response: Repeating securities transactions were deleted.

Signatures, page II-5

44.Please revise the second half of your signature page to include the signature of your principal financial officer and your controller or principal accounting officer. To the extent Mrs. Shekhtman is also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

Our response: The Company has added “(principal accounting officer and principal financial officer)” to the signature block of Ms. Shekhtman on the second half of the signature page.

Please direct any further comments or questions you may have to the company at info@arkadiainternational.com

Thank you.

Sincerely,

/S/ Vladimir Shekhtman

Vladimir Shekhtman, Director, CEO